Apple Inc.                                                                                                                                     April 24, 2007

1 Infinite Loop

Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apple, Inc. (File No. 000-10030)
Form 10-K: For the Fiscal Year Ended September 30, 2006, Filed December 29, 2006.

Dear Ms. Collins,

We have reviewed the questions in your letter dated April 12, 2007 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.               Apple Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Joel Greenberg, Senior Director of Technical Accounting and External Reporting, at (408) 974-1888.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President

and Chief Financial Officer

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 80

1.              Please refer to comment 4 in our letter dated February 28, 2007. We have reviewed your response and note that the n-abler software was not a specified upgrade provided to customers who purchased certain products prior to January 2007 and that since you determined that the n-abler software provided more than insignificant modifications to the computer’s wireless networking functionality, you concluded that you would charge your customers for this update. We also note in a recent Wall Street Journal article that the fee charged for the n-abler software was “required in order for Apple to comply with generally accepted accounting principles for revenue recognition.” Please clarify for us why you believe you were required to charge this fee in order to be in compliance with generally accepted accounting principles. Tell us whether any of the Macintosh products sold prior to January 2007 included the sale of maintenance and if so, whether the n-abler software update would be included as an unspecified upgrade/enhancement. Also, tell us how you determined that $1.99 was the fair value of this feature.

The Company’s business practice is to not provide upgrades or enhancements to its Macintosh systems free-of-charge; therefore, the Company recognizes revenue on Macintosh systems at the time they are sold to customers as there are no undelivered elements. The Company determined the n-enabler software update provided more than insignificant modifications to the computer’s wireless networking functionality. As such, and in accordance with the Company’s business practice, the Company determined it would charge for this upgrade. Further, while generally accepted accounting principles (“GAAP”) do not explicitly require the Company to charge for this upgrade, charging for this upgrade is consistent with the Company’s historical business practices and supports its corresponding application of GAAP at the time of the original sale of the Macintosh systems.

As noted in the Company’s March 13, 2007 letter, the Company offers maintenance on certain software products; however, this activity is insignificant relative to the Company’s total net sales. The n-enabler update enables 802.11n wireless communication only on systems with wireless cards capable of supporting 802.11n.  Such cards are not covered by the Company’s existing maintenance agreements.

The Company’s process for setting product prices includes such factors as the evaluation of competitive offerings, product costs, and the Company’s belief of the product’s perceived value by its customers. In the case of the n-enabler software upgrade, several factors were considered in setting the price of $1.99. First, the Company believes the value of the incremental functionality provided by the upgrade compared to the existing functionality of the wireless card is commensurate with the price charged for the upgrade compared to the original price of the wireless card. The Company’s current retail price for the 802.11g capable Airport Extreme card that allows certain AirPort Extreme-enabled Macintosh systems to communicate wirelessly with local AirPort Extreme networks or other Wi-Fi certified 802.11b or 802.11g networks is only $49. The Company believes the price it charged to upgrade the wireless networking hardware card to comply with a modified standard was reasonable for the additional functionality provided. Second, the Company has a demonstrated practice of selling a significant volume of low dollar products at approximately the same price as that charged for the n-enabler software update. Specifically, the Company has sold in excess of 2 billion songs and television shows, which are generally priced from $0.99 to $1.99 each, through its iTunes Store. Third, the incremental cost to develop this update was nominal and the cost to electronically deliver the update is insignificant because it is delivered via an Internet download, so a price point of $1.99 results in positive margin.  Additionally, it should be noted that through March 31, 2007, the Company has only sold approximately 23,000 copies of the n-enabler update from the time it was first made available in January 2007.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 10 — Commitments and Contingencies

Contingencies, page 108

2.              We note your response to comment 7 in our letter dated February 28, 2007 where you indicate that the Company disclosed the nature of the liabilities it incurs in the “ordinary course of business” and its assessment of those loss contingencies in Note 10 of the 2006 Form 10-K. Note 10 however, does not discuss any of the specific litigations that are disclosed in Item 3. While we note your disclosures in Item 3 and your risk factor discussions regarding pending litigations, SFAS 5, however, addresses the disclosures required in the footnotes to the audited financial statements. It is still not clear to the Staff how you considered paragraph 12 of SFAS 5 in determining that disclosures are not considered necessary, even though the possibility of loss may be remote, specifically with regards to litigation that relates to the Company’s stock-option backdating practices. Also, it is not clear how management determined that any potential losses incurred in such litigation would not be considered material to a reasonable investor. Please explain.

The Company considers SFAS 5 to assess whether accrual and/or disclosure of a loss contingency is necessary in connection with threatened or pending litigation.  As noted in the Company’s March 13, 2007 letter, the Company evaluates the requirements of paragraph 8 of SFAS 5 and FIN 14 to determine whether an accrual is necessary because a material loss contingency is both probable and can be reasonably estimated.  The Company also considers whether disclosure is necessary pursuant to paragraph 10 of SFAS 5 because there is at least a reasonable possibility that a material loss, or a material loss in excess of an accrual for a loss contingency, may have been incurred.

Pursuant to paragraph 10 of SFAS 5, the Company assessed whether disclosure was required because there was a reasonable possibility it had incurred a material loss with respect to loss contingencies arising from the Company’s past stock option practices.  Based on management’s review of the independent investigation into past stock option grants performed by the special committee of the Company’s Board, discussions with counsel, and evaluation of all relevant facts and circumstances, the Company concluded there was not a reasonable possibility it had incurred a material loss requiring disclosure under paragraph 10.

In concluding disclosure was not required for a loss contingency pursuant to paragraph 10, management considered the factors described in paragraph 36 of SFAS 5, including the nature of the alleged claims and damages asserted in, and the availability of defenses for, the litigations disclosed in Item 3 of the Company’s 2006 Form 10-K (the “Form 10-K”).  All but one of the cases seeking damages against the Company arising out of its past stock option practices were filed as putative derivative actions in the United States District Court for the Northern District of California (as described on page 40 of the Form 10-K) and in California Superior Court (as described on page 41 of the Form 10-K). The Company is moving to dismiss these actions on the grounds, among others, that the plaintiffs failed to make a legally required demand on the Company’s Board and the complaints do not establish a basis to excuse such a demand.  In these derivative cases, however, the Company is only a nominal defendant because the claims are by their nature purportedly brought on behalf of the Company against current and former officers and directors.  Thus, if these complaints proceed, any recovery actually realized would be for the Company’s benefit.  The remaining case (Vogel v. Jobs, page 44 of the Form 10-K) is a putative class action allegedly brought on behalf of holders of the Company’s stock on certain dates prior to the Company’s annual meetings. The Complaint seeks unspecified damages arising from alleged misrepresentations and omissions in the Company’s proxy statements in connection with shareholder votes to increase the number of authorized option shares for grants to employees.  The Company is moving to dismiss the claims on several grounds, including the failure to state valid claims under federal and state law. If the cases proceed, the Company has a variety of defenses to the claims.

In assessing the materiality of loss contingencies related to threatened and pending litigation, both individually and in the aggregate, the Company relies on the guidance provided in Staff Accounting Bulletin 99, Materiality (“SAB 99”).  Consistent with SAB 99, the Company evaluates all relevant quantitative and qualitative criteria to determine whether a loss contingency related to pending or threatened litigation is material.  As directed by SAB 99, the Company makes the following assessments:

-                    whether it is probable that the judgment of a reasonable investor would be changed or influenced by the inclusion of the loss contingency; and

-                    whether there is a substantial likelihood that the disclosure of the loss contingency would be viewed by a reasonable investor as having significantly altered the total mix of information made available.

From a quantitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to the Company’s operating performance and financial condition. As of and for the three-months ended December 30, 2006, the Company reported quarterly net income of $1.0 billion, cash and short-term investments of $11.9 billion and total shareholders’ equity of $11.2 billion. For the fiscal year ended September 30, 2006, the Company reported total net income of $2.0 billion.

From a qualitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to various factors, included those discussed in SAB 99.  Consistent with SAB 99, the Company acknowledges that a formulaic approach, which recognizes magnitude alone is inconsistent with materiality assessment.  Rather, the Company relies on an approach that takes into account the nature of the potential disclosure and all surrounding circumstances. Accordingly, based on the totality of the Company’s quantitative and qualitative materiality assessment and the other factors described above, the Company concluded there was not a reasonable possibility it had incurred a material loss arising from past stock option practices that required disclosure pursuant to paragraph 10 of SFAS 5.

In assessing whether to disclose loss contingencies arising from the Company’s investigation into its past stock option granting practices and the resulting restatement of prior years’ financial statements, the Company has considered the guidance of paragraph 12 of SFAS 5. By its terms, paragraph 12 applies to certain loss contingencies whose common characteristic is a guarantee or other contingencies that in substance have the same characteristics as a guarantee.  Paragraph 12 provides that the disclosure should include the “nature and amount of the guarantee.”  The Company has concluded the loss contingencies related to claims and litigation arising from the Company’s past stock option practices are not, in substance, in the nature of guarantees within the meaning of paragraph 12.